VOZROZHDENIE BANK

File № 82-4257

VED
DEC -3 A 10:27
INTERNATIONAL
CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

18.11.08
1104/18302

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08006124

SUPPL

Re: Exemption-№ 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

12/4

Information about changes in the list of branches

November 7, 2008

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Bank Vozrozhdenie informs about the state registration of amendments to the Articles of Association concerning exclusion of Bronnitsy and Kurovskoye Branches from the list of branches as their status was changed to the one of internal structural divisions — sub-branches of the Bank.
The status of Bronnitsy Branch of Bank Vozrozhdenie located at 52 Novo-Bronnitskaya Str., Bronnitsy, Moscow Region, 140170, Russia was changed to the one of internal structural division — sub-branch of Ramenskoye Branch.
The status of Kurovskoye Branch of Bank Vozrozhdenie located at 52 40 Let Oktyabrya Str., Kurovskoye, Mosocw Regoin, 142640, Russia, was changed to the one of internal structural division — sub-branch of Noginsk Branch.
2.2. Name of the Issuer's authorized Body that made a decision on amendments to the Articles of association: The Board of Directors (minutes № 1 dated 27.06.2008 and № 2 dated 22.08.2008)
2.3. Date of receiving registered amendments to the Articles of Association: 06.11.2008.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. November 07, 2008	Stamp	

END